Exhibit 31.1

**Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities
Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, David Simon, certify that:

1.   I have reviewed this Annual Report on Form 10-K/A of Simon Property Group, L.P.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

Date: May 8, 2009

/s/ DAVID SIMON
_____

David Simon
Chairman of the Board of Directors and
Chief Executive Officer of
Simon Property Group, Inc., General Partner